

August 24, 2012

<u>Via E-Mail</u>
Jonathan Oringer, Chief Executive Officer
Shutterstock, Inc.
60 Broad Street, 30th Floor
New York, NY 10004

      Re: Shutterstock, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 9, 2012
              File No. 333-181376

Dear Mr. Oringer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated July 20, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You added information in various locations throughout the prospectus that appears to be extracted from a market study conducted on your behalf by L. E. K. Consulting LLC. Please file a consent of that consultant to the reference to their firm and the summaries of their report, consistent with Rule 436.

<u>Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9</u>

2.   Please describe the adjustments made to the pro forma equity-based compensation described in Note (1) on page 10, or cross reference to descriptions provided elsewhere in your registration statement.

3.   Please clarify why the adjustment described in Note (2)(iii) on page 11 is made to the "Pro forma as adjusted" column rather than the "pro forma" column. In this regard, also insure that multiple presentations of pro forma information are consistently presented throughout the filing.

Use of Proceeds, page 35

4.   Once you have entered into the new credit agreement, expand the third paragraph to disclose the interest rate applicable to borrowings under that facility and state the maturity date.

Unaudited Pro Forma Consolidated Financial Statements, page 41

5.   In view of the numerous and complex pro forma adjustments presented throughout the filing please be advised we may have further comment when the dollar amounts are included in the pro forma presentations and disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 65

6.   Please file the new credit agreement as an exhibit and disclose the material terms and conditions, including any restrictions or material financial covenants, on a pre-effective basis.

Sources of Funds, page 65

7.   We note your disclosure under "Liquidity and Capital Resources" that the "final distribution to members (will be) constituting approximately all of the cash generated from the LLC's operations since the last distribution to members and any other cash and cash equivalents on hand at the time of the distribution, other than any amounts received under the credit facility." In view of the totality of cash and cash equivalents distribution it is not clear what amount, if any, of your existing cash and cash equivalents will contribute in a manner sufficient to meet anticipated cash needs for the next 12 months as you disclose under "Sources of Funds." Please revise to clarify.

Cash Flows

Operating Activities, page 66

8.   Over the six month periods ended June 30, 2012 to 2011 you show a 5% decrease in cash from operating activities, while in the six month periods ended June 30, 2011 to 2010 you disclosed a 39% increase. We note that revenue increased significantly in the six months ended June 30, 2012 compared to the same period in 2011; however, over the same comparative periods you also experienced material increases among all of your operating expenses. In view of your pending distribution to members of existing cash and cash equivalents tell us how you considered disclosing any known trends, demands, commitments, events or uncertainties related to cash from operations that will result in or that are reasonably likely to materially impact your future liquidity.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-11

9.   We note your response to prior comment 15 that all purchase plans are sold to customers at a price equal to fair value (the list price) even when a customer may have purchased multiple plans, as each purchase by a customer represents a separate buying decision. Please clarify whether you consider arrangements that include multiple plans purchased by the same customer to be multiple element arrangements within the scope of ASC 605-25-25-3, and your basis for this determination. If you do consider these plans to be multiple element arrangements, please clarify how you allocate arrangement consideration to the separate deliverables in accordance with the provisions of ASC 605-25-30-2.

(4) Goodwill and Intangible Assets, page F-22

10.   We note your disclosure that you concluded that a triggering event occurred in the second quarter of 2012 indicating potential impairment in the Bigstock reporting unit, and accordingly performed a Step 1 impairment test. However, we note your disclosure on page F-11 that the Company completed its most recent qualitative analysis as of October 1, 2011. Please reconcile these disclosures.

Indemnification of Directors and Officers, page II-1

11.   We note your response to prior comment 21 regarding your indemnification agreements. Please confirm that you will either comply with Instruction 2 to Item 601 of Regulation S-K or you will file each of your indemnification agreements in executed form.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
        David Ruff, Esq.
        Orrick, Herrington & Sutcliffe LLP